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	94111-5800 Main 415 693-2000 Fax 415 693-2222	703 456-8000 San Diego, CA 858 550-6000
November 21, 2005	www.cooley.com	Washington, DC 202 842-7800
SAMUEL M. LIVERMORE
Via EDGAR and Federal Express	(415) 693-2113
slivermore@cooley.com

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Re:    URS Corporation
Dear Ms. Long:
On behalf of our client, URS Corporation (“URS”), we are transmitting to you this letter in response to a comment received from the staff of the Securities and Exchange Commission (the “Commission”), by letter dated November 15, 2005, with respect to the Registration Statement on Form S-3, File No. 333-129266, filed with the Commission on October 27, 2005. Comment No. 14 requested the following:
Please have counsel confirm to us that it concurs with our understanding that its reference to the “Delaware General Corporation Law” includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.
We hereby confirm that the reference in our legality opinion to the Delaware General Corporation Law is meant to encompass relevant portions of the Delaware Constitution and published judicial proceedings of Delaware courts.
Please do not hesitate to call me at (415) 693-2113 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Samuel M. Livermore
Samuel M. Livermore
973204 v1/SF